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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Specialists, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Alghini (312) 663-2488
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Ronald Alghini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of American Specialists, LLC as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Ronald Alghini
Managing Member of American Specialists, LLC

Notary Public

OFFICIAL SEAL
JUDY FELICIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/05

<u>AMERICAN SPECIALISTS, LLC</u>

<u>CHICAGO, ILLINOIS</u>

<u>FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2001</u>

*

AMERICAN SPECIALISTS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditor's Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	a Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

FAIRCLOTH & ASSOCIATES
ACCOUNTANTS AND AUDITORS
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
American Specialists, LLC

We have audited the accompanying statement of financial condition of American Specialists, LLC as of December 31, 2001, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $495,440 for 2001 and has incurred a substantial net loss in the preceding year. This factor raises substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

To the Members
American Specialists, LLC
Page 2

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Specialists, LLC as of December 31, 2001, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC
Certified Public Accountant

Chicago, Illinois
February 20, 2002

AMERICAN SPECIALISTS, LLC

Statement of Financial Condition
December 31, 2001

ASSETS

Cash on hand and in banks	$	188,992
Securities owned		687,930
Amounts receivable from broker-dealers and clearing organizations		186,913
Total Assets	$	1,063,835

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	45,417
Securities sold, not yet purchased		182,303
Amounts payable to broker-dealers and clearing organizations		73,567
Amounts payable to affiliated company		222,609
Total Liabilities	$	523,896
Commitments and contingent liabilities (Note 4)		
Members' equity		539,939
Total Liabilities and Members' Equity	$	1,063,835

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

AMERICAN SPECIALISTS, LLC

Statement of Income
for the Year ended December 31, 2001

Revenues		
Trading gains and losses, net	$	189,073
Other income		349,272
Total Revenues	$	538,345
Expenses		
Administrative expenses	$	309,856
Exchange fees		3,454
Commissions and floor brokerage		407,801
Interest expense		1,193
Other operating expenses		311,481
Total Expenses	$	1,033,785
Net Loss	$	(495,440)

The accompanying notes are an integral part of this financial statement.

AMERICAN SPECIALISTS, LLC

Statement of Changes in Members' Equity for the Year ended December 31, 2001

Members' equity, beginning of year	$	735,379
Members' capital contributions		300,000
Net loss for the year ended December 31, 2001		(495,440)
Members' equity, end of year	$	539,939

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

AMERICAN SPECIALISTS, LLC

Statement of Cash Flows
for the Year ended December 31, 2001

Cash provided by (applied to) operating activities		
Net income (loss)	$	(495,440)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Securities owned		(435,906)
Amounts receivable from broker-dealers and clearing organizations		(10,961)
Amount due from affiliated company		7,519
Exchange deposits		50,000
Accounts payable and accrued expenses		(13,817)
Securities sold, not yet purchased		(7,925)
Amounts payable to broker-dealers and clearing organizations		71,867
Amounts due to affiliated company		4,609
Net cash provided by operating activities	$	(830,054)
Cash provided by (applied to) investing activities		
Net cash applied to investing activities	$	-
Cash provided by (applied to) financing activities		
Loan from affiliated company	$	218,000
Contributions by members		300,000
Net cash provided by financing activities	$	518,000
Net decrease in cash	$	(312,054)
Cash and cash equivalents at January 1, 2001		501,046
Cash and cash equivalents at December 31, 2001	$	188,992
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	1,193
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

AMERICAN SPECIALISTS, LLC

Notes to Financial Statements
December 31, 2001

NOTE 1 - ORGANIZATION

American Specialists, LLC was organized in 1999. The Company is a broker-dealer operating as a specialist trading in securities on the floor of the Chicago Stock Exchange. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on settlement date.

Mark-to-Market - Securities owned are recorded at market value on settlement date.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code, The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for exchange memberships, are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, except for exchange memberships, their carrying amounts approximate their fair values.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The company leases two Chicago Stock Exchange memberships; lease expense totalled $54,428 in 2001. The leases have no expiration date, but can be cancelled by either party to the lease upon thirty days notice to the other party.

There were no contingent liabilities at the statement date.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities and U.S. government obligations. The Company also maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $539,939 under these rules; this amount exceeded the minimum requirement by $439,939 at December 31, 2001.

NOTE 7 - EQUITY INTEREST

Members in the American Specialists, LLC and their respective equity interests at December 31, 2001 were as follows:

Odd Lot Execution Services, LLC	80.%
Specialists Holding Company	9.%
Sydan & Co.	9.%
SJS Securities, LLC	2.%
	100.%

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is an unconsolidated subsidiary of Odd Lot Execution Services, LLC who hold an 80% ownership interest in the Company.

Fringe benefits for the Company's employees are provided through Odd Lot Execution Services, LLC.

The Company makes a market in securities which are listed on the American Stock Exchange. The Company is allowed a credit against certain operating expenses based upon the volume of transactions in American Stock Exchange issues. A portion of theses credits is passed through to Odd Lot Execution Services, LLC; credits passed through totalled $55,384 in 2001.

Odd Lot Execution Services, LLC provides clearing services for the Company. Amounts receivable and payable arise from clearing services; the Company had an amount due to Odd Lot Execution Services, LLC of $4,609 at December 31, 2001.

Odd Lot Execution Services, LLC provides a line of credit to the Company. There was $218,000 borrowed under the line of credit at December 31, 2001. Advances under the line of credit bear interest at 3.5 per cent. Loans are collateralized by inventories of securities.

AMERICAN SPECIALISTS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer American Specialists, LLC as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 539,939	3480
2. Deduct: Ownership equity not allowable for net capital						3490
3. Total ownership equity qualified for net capital					539,939	3500
4. Add						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 539,939	3530
6. Deductions and/or charges						
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)				3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver				3570		
1. Number of Items		3450				
C. Aged short security differences - less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					-	3620
7. Other additions and/or allowable credits (list)						3630
8. Net capital before haircuts on securities positions					539,939	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (list)				3736		3740
10. Net Capital					539,939	3750

OMIT PENNIES

Note: Haircuts for equity withdrawal limitation = $12,782

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer American Specialists, LLC as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 17,921	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14. Excess net capital (line 10 less 13)		$ 439,939	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		513,071	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		268,676	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		268,676	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		50%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)		50%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

AMERICAN SPECIALISTS, LLC

Computation of Reserve Requirements
Pursuant to Rule 15 C3-3
Year Ended December 31, 2001

NOT APPLICABLE

FAIRCLOTH & ASSOCIATES
ACCOUNTANTS AND AUDITORS
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

To the Members
American Specialists, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of American Specialists, LLC for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the limited size of the company and number of personnel involved in the accounting function, conditions exist that do not permit the separation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Faircloth & Associates, LLC
Certified Public Accountant

Chicago, Illinois
February 20, 2002